# Russell Implementation Services Inc.
## Notes to Financial Statement
## December 31, 2015

1. **Nature of Business and Significant Accounting Policies**

   **Nature of Business**
   Russell Implementation Services Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. Russell is a wholly owned subsidiary of LSEG U.S. Holdco, Inc., which is a wholly-owned subsidiary of the London Stock Exchange Group PLC ("LSEG").

   The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

   **Use of Estimates**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

   **Cash and Cash Equivalents and Cash Segregated Under Federal Regulations**
   The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

   **Deferred Research Services Credits and Prepayments for Customer Research Services Credits**
   Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. The balance of deferred research services credits was $204,982 at December 31, 2015. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

   **Fixed Assets**
   Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

   **Fair Value Measurements**
   In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation

techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

**Revenue Recognition**

Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to subadvisors are recorded as an operating expense. Amounts paid by the Company to brokers who clear or execute trades under the direction of the Company in performance of transition management services are recorded as an operating expense, as the Company is the principle under the agreement with its clients. Amounts paid by the Company as a rebate to clients, primarily those clients receiving overlay services in conjunction with other services, are recorded as a reduction of other fee revenue.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The allowance for uncollectible accounts was $0 at December 31, 2015. The Company recorded a recovery of bad debt expense of $21,780 for the year ended December 31, 2015.

**Income Taxes**

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company will file its federal tax return with LSEG US Holdco, Inc. as part of a consolidated group for the year ended December 31, 2015. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates. The Company files a separate tax return in certain states. State income taxes payable are included in taxes payable.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

**Foreign Currency Transactions**

The Company's reporting currency is the U.S. dollar.  Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than U.S. dollars.  Gains and losses resulting from foreign currency transactions are included in other expense in the accompanying statement of income.

**Financial Instruments With Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors.  The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount.  The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers.  As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right.  At December 31, 2015, the Company has recorded no liabilities with regard to the right.  In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.  The Company monitors its risk on these transactions on both an individual and group basis.

**Benefit Plans**

The Company participates in two incentive plans for certain employees.  The Performance Unit Plan ("PUP") provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting.  The plan value is calculated formulaically based on the EBITDA of the Russell asset management business for the most recent financial year ended December 31.  The Deferred Award Plan ("DAP") provides the recipient the right to receive a cash payment equal to the associate's 2014 Long Term Incentive Plan ("LTIP") grant value (either 50% or 100%), which is specified in each associate's agreement.  The Company recognizes compensation expense for both plan on a straight line basis over the respective vesting period.

**Gain/Loss Due to Service Errors**

In the conduct of the Company's business, occasional operational errors occur that impact customer accounts.  These errors are infrequent and are not predictable in the normal conduct of business operations.  Upon the determination that an error has occurred, the Company's policy is to adjust the impacted customer account immediately when quantifiable and record the related loss as an expense in the statement of income.  Gains are either returned to the customer or recorded as other income in the accompanying statement of income if retained by the Company.

**New Accounting Pronouncements**

In May 2015, the FASB issued a standard that excludes investments measured at net asset value ("NAV") per share as a "practical expedient" for fair value from the fair value hierarchy.  The standard is effective for the Company in 2016.  The Company has elected to early adopt this standard.  The adoption of this standard did not have a material impact on the Company's financial position, results of operations and cash flows.

2.  **Fixed Assets**

Fixed assets consisted of the following balances at December 31, 2015:

| | |
|---|---:|
| Software | $ 9,465,214 |
| Furniture and equipment | 8,674 |
| | 9,473,888 |
| Accumulated depreciation and amortization | (9,431,176) |
| | $ 42,712 |

Depreciation and amortization expense related to fixed assets was $147,417 for the year ended December 31, 2015.

3. **Assets and Liabilities Measured at Fair Value on a Recurring Basis**

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach that uses published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1    Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include money market mutual funds.

Level 2    Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3    Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

**Fair Value Tabular Disclosures**

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2015:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Money market mutual funds | $ 18,473,088 | $ — | $ — | $ 18,473,088 |

4. **Current and Deferred Income Taxes**

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2015 are presented below:

| Deferred income tax assets | | |
|---|---|---|
| Accrued long-term incentive plan | $ | 393,413 |
| Other | | 6,201 |
| Total deferred income tax assets | | 399,614 |
| Deferred income tax liabilities | | |
| Depreciation of fixed assets | | (14,621) |
| Securities commission revenue | | (42,347) |
| Total deferred income tax liabilities | | (56,968) |
| Total deferred income tax assets, net | $ | 342,646 |

Income taxes payable to Russell as of December 31, 2015 are $191,900 and are included in due to affiliates.

As of December 31, 2015, the Company has $17,716 of gross unrecognized tax benefits.

The Company recognizes interest and penalties on amounts due to tax authorities as a component of income tax expense. The net reversal of interest expense and penalties recorded for the year ended December 31, 2015 was $209, before benefit of federal tax deduction.

The Company is included in the U.S. federal income tax return filing with LSEG U.S. Holdco, Inc as part of its consolidated group for the year ended December 31, 2015. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. State income taxes payable at December 31, 2015 are $378,531. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2008.

5.    **Benefit Plans**

**Retirement Plan**
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan. The Company's contribution to the Plan was $1,364,109 and was included in compensation and benefits expense for the year ended December 31, 2015.

**Performance Unit Plan ("PUP")**
The Company participates in the PUP covering eligible employees. The PUP provides the recipient the right to receive a cash payment equal to the plan value multiplied by the number of units held upon vesting. Compensation expense related to the PUP awards is based on changes in the formula-derived price of the outstanding awards. The plan value is calculated formulaically based on the EBITDA of the Russell asset management business for the most recent financial year ended December 31. The PUP awards vest ratably (in equal parts) over a three year period on the anniversary of the grant date. The PUP awards will also vest immediately at the time the participant's retirement, disability or death. The Company recognized $342,572 related to the PUP for the year ended December 31, 2015 and has an aggregate recorded liability of $342,572 as of December 31, 2015 included in incentive compensation liabilities.

**Deferred Award Plan ("DAP")**

The Company participates in the DAP covering eligible employees.  The DAP provides the recipient the right to receive a cash payment equal to the associate's 2014 Long Term Incentive Plan ("LTIP") grant value (either 50% or 100%), which is specified in each associate's agreement. The DAP awards vest ratably (in equal parts) over either a one (50% grant) or two (100% grant) year period on the anniversary of the grant date.  The Company recognized $295,463 related to the DAP for the year ended December 31, 2015 and has an aggregate recorded liability of $295,463 as of December 31, 2015 included in incentive compensation liabilities.

6.    **Related Party Transactions**

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company.  Under a joint paymaster agreement, Russell processes payroll transactions for the Company.  Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges.  The Company reimburses Russell monthly for these expenses.  Amounts due and payable to Russell for these charges are $1,880,482 at December 31, 2015 and are included in due to affiliates.  Rent expense under this agreement was $1,049,014 for the year ended December 31, 2015.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies.  The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company.  Commission credits paid to Russell and affiliated companies for client fees totaled $277,888 for the year ended December 31, 2015.  There are no amounts payable to Russell or affiliated companies for these fees at December 31, 2015.

The Company has service agreements with multiple related parties. Under these agreements, the related parties agree to compensate the Company for providing investment services to their clients.  For the year ended December 31, 2015, these fees were $37,544,008 and are recorded as investment management fee revenue. The amount receivable from these related parties for these fees is $2,479,035 as of December 31, 2015 and is included as an offset in due to affiliates.

The Company has service agreements with affiliated investment funds.  Under these agreements, the affiliated funds agree to compensate the Company for providing agency brokerage and investment management services. For the year ended December 31, 2015 securities commissions revenue under these agreements totaled $16,200,605 and total investment management fee revenue was $3,818,522. The amount receivable from these affiliated investment funds for these fees is $164,954 as of December 31, 2015 and is included in fees receivable.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines.  Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology.  The amount recorded as an intercompany charge for transfer pricing under the Transaction Allocation Methodology for the year ended December 31, 2015 was $7,043,202.  The intercompany charge for transfer pricing is comprised of $9,538,688 of expenses allocated to the Company which were incurred by other affiliated entities offset by $2,495,486 allocated to the Company for services provided to other affiliated entities.  There was no amount due to Russell at December 31, 2015.

The Company has an agreement with a related party to perform sales and client support activities on behalf of the Company.  Fees paid by the Company in connection with these services are recorded as sales and client service fees.  For the year ended December 31, 2015, these fees were $15,523,254.  The amount receivable was $9,365 from this related party at December 31, 2015, included as an offset to due to affiliates.

The Company has agreements with multiple related parties to perform investment management and investment services support activities on behalf of the Company.  Fees paid by the Company in connection with these services are recorded as subadvisory and investment management fees.  For the year ended December 31, 2015, these fees were $16,057,644.  The amount payable to these related parties for these fees was $1,013,163 at December 31, 2015 and included in due to affiliates.

7.    **Net Capital and Reserve Requirements**

The Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital.  The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $250,000.  At December 31, 2015, the Company has net capital of $16,425,535, which is $16,175,535 in excess of its minimum net capital requirement of $250,000.

The Company operates under the provisions of Sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the provisions of that Rule.

8.    **Guarantees**

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications.  The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.  However, the Company expects the risk of loss to be remote.

9.    **Contingencies**

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

10.    **Subsequent Events**

The Company has performed an evaluation of subsequent events through February 25, 2016, which is the date the financial statements were issued.